Exhibit 99.1

NEWS RELEASE

Ripple Lake completes financing

Vancouver, BC – June 14, 2006 –   Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce that it has completed the second tranche of its capital raising through the sale of 800,000 units, of which 300,000 are flow-through units.  Each flow-through unit consisted of one flow-through share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, up to June 8, 2008.  Each non-flow-through unit consisted of one share and one non-transferable, non-flow-through common share purchase warrant entitling the holder to purchase one additional share, at a price of $0.30 per share, up to June 8, 2008.  Also, the securities are subject to a hold period which expires October 9, 2006.

Finders' fees totaling $7,312.50 were paid in respect to this placement.

The proceeds of the capital raising will be used to fund the Company's ongoing exploration programs on its Ontario and Nunavut diamond projects and for working capital.

The Company further announces that it has retained Cinder Systems Inc., of Vancouver, British Columbia, to provide investor relations services for the Company.  Cinder will be paid $7,500 per month and has been granted an option to purchase 700,000 shares in the Company's capital stock, exercisable at a price of $0.225 per share.  The options are subject to a twelve month vesting provision, with not more than one-quarter of the options vesting in any three month period.  The Agreement with Cinder is for a period of one year.

The Company's April 28, 2006 news release disclosed the Cinder arrangement, but the same was postponed until completion of the Company’s capital raising.

On behalf of the Board,

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD; OTCBB: RLLKF) is a diamond exploration company focused on the development of two Canadian Diamond projects.  The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut.  Ripple Lake uses the technical service of the KM Diamond Exploration Ltd. which is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists.  For more information on the Company, visit http://www.ripplelake.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.